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	April 7, 2017	WASHINGTON, D.C. WILMINGTON BEIJING BRUSSELS FRANKFURT HONG KONG LONDON MOSCOW MUNICH PARIS
VIA EDGAR Ms. Kim McManus Division of Corporation Finance U.S. Securities & Exchange Commission 100 F Street, NE Washington, D.C. 20549		SÃO PAULO SEOUL SHANGHAI SINGAPORE TOKYO TORONTO

Re:	Five Point Holdings, LLC

Amendment No. 4 to

Draft Registration Statement on Form S-11

Submitted December 21, 2016

CIK No. 0001574197

Dear Ms. McManus:

Enclosed is a copy of Registration Statement on Form S-11 (the “Registration Statement”), as filed with the U.S. Securities and Exchange Commission (the “Commission”) on the date hereof, of Five Point Holdings, LLC (the “Company,” “we” or “us”).

Set forth below are the Company’s responses to the comments of the staff (the “Staff”) of the Commission set forth in the Staff’s letter, dated January 18, 2017 (the “Comment Letter”). For your convenience, each comment contained in the Comment Letter is printed below and is followed by the Company’s response. The Staff’s comments are indicated in bold italics. All references in this letter to page numbers and captions (other than those in the Staff’s comments) correspond to the page numbers and captions in the Registration Statement, unless otherwise noted. Defined terms used but not otherwise defined herein have the meanings ascribed to such terms in the Registration Statement.

Structure and Formation of Our Company, page 14

1.	Please revise the chart on page 13 to disclose Lennar Corporation’s and Mr. Haddad’s ownership in Five Point Operating Company, LLC, the Great Park Venture, and the San Francisco Venture.

Response: The chart and the accompanying notes thereto have been revised to disclose Lennar Corporation’s and Mr. Haddad’s ownership in Five Point Operating Company, LLC, the Great Park Venture, and the San Francisco Venture.

Executive and Director Compensation, page 128

2.	Please update to include 2016 compensation information.

Response: 2016 compensation information has been added to the Executive and Director Compensation section of the Registration Statement.

***

Please contact the undersigned at (213) 687-5396 should you require further information.

Very truly yours,

/s/ Jonathan L. Friedman

Jonathan L. Friedman, Esq.

cc:	Securities and Exchange Commission

Rahul Patel

Shannon Sobotka

Eric McPhee

Five Point Holdings, LLC

Michael Alvarado

Skadden, Arps, Slate, Meagher & Flom LLP

Gregg A. Noel, Esq.

Allison M. Hunter, Esq.

Proskauer Rose LLP

Philippa M. Bond, Esq.

Frank J. Lopez, Esq.